EXHIBIT 99(d)

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.       Name of the issuing institution:      Unilever N.V.

2.       Name of the person obliged to notify: K.B. Dadiseth

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

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--------------------------------------------------------------------------------
Type of security         Name of the      Number of    Total         Total
                         issuing          securities   capital       voting
                         institution                                 rights
--------------------------------------------------------------------------------
Ordinary shares, nominal Unilever N.V.    12,413       NLG 13,902.56 139,025
value NLG 1.12

Depositary receipt       Unilever N.V.
for ordinary share,
nominal value NLG 1.12
--------------------------------------------------------------------------------
Employee option on       Unilever N.V.    75,519       NLG 0         0
ordinary share of
nominal value NLG 1.12
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SORT OF SECURITY INVOLVED IN THE TRANSACTION

4.       type of security                              : Ordinary and depositary
         (Share/Convertible bond/Option/Warrant/Other) receipt for ordinary share

5.       To be filled out if applicable

         Nominal value of the (underlying) share       : NLG 1.12 ((euro)0.51)

         Option series:                                TSR-LTIP
                                                       Options on NV depositary
                                                       receipts for ordinary
                                                       shares
                                                       9 May 2001: 4,045

         Exercise price/conversion rate                : not applicable

         Expiration date                               : 9 May 2004

TRANSACTION IN THE SECURITY INDICATED IN QUESTIONS 4 AND 5

6.       Transaction date                              : 10 May 2004

7a.      Number of securities acquired
         in the transaction(1)                         : 4,045 shares* vesting
                                                       under TSR-LTIP
                                                       2,383 shares* remaining
                                                       after transaction

b.       Number of securities sold in the transaction  : 1,662

8.       Purchase price and/or selling price           : EUR 54.5665

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9. Transaction according to an investment management agreement: O YES X NO

10. Statement of the total number of securities after the transaction:

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--------------------------------------------------------------------------------
Type of security         Name of the      Number of    Total         Total
                         issuing          securities   capital       voting
                         institution                                 rights
--------------------------------------------------------------------------------
Ordinary shares, nominal Unilever N.V.    12,413       13,902.56     139,025
value NLG 1.12

Depositary receipts      Unilever N.V.    2,383        2,668.96
for ordinary share,
nominal value NLG 1.12
--------------------------------------------------------------------------------
Employee option on       Unilever N.V.    71,474       0             0
ordinary share of
nominal value NLG 1.12
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTIFICATION UNDER THE `REGULAR' Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)     %                Voting Rights (total)
- Direct actual              %                - Direct actual              %
- Direct potential           %                - Direct potential           %
- Indirect actual            %                - Indirect actual            %
- Indirect potential         %                - Indirect potential         %

            Denominator Capital Interest (euro).....................
            Denominator Voting Rights...........................(number)

1. Is this the first notification under section 2 of the Wmz 1996:     yes    no

2. Is this the first notification the issuing institution concerned:   yes    no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
-        the Capital interest and/or Voting rights are
         at the disposal of a subsidiary                           O
-        the Capital interest and/or Voting rights are
         held by a third party for the account of
         the Person subject to notification duty                   O
-        the Voting rights are pursuant to a voting
         rights agreement                                          O

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PART II NOTIFICATION FORM SECTION 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify:
Postal code & residence of the person obliged to notify:

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                             : X YES      NO
2. Member of the Board of
Directors of an affiliated company                              :   YES    X NO
3. Member of the Supervisory Board                              :   YES    X NO
4. Member of the Supervisory Board of an affiliated company     :   YES    X NO

Is the notification made through the Compliance Officer
of the issuing institution                                      : X YES      NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                     Date: 13 May 2004
Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com




Signature:        ____________________
                  J.A.A. van der Bijl
                  Compliance Officer

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(1)  You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

*  depositary receipts